Filed by Option Care Health, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Amedisys, Inc.

Commission File No.: 000-24260

Explanatory Note: The following is a transcript of a presentation by Option Care Health, Inc. at the BofA Securities Health Care Conference 2023.

Option Care Health

BofA Securities Health Care Conference 2023 Presentation Transcript

May 9, 2023

Participants:

•	John Rademacher, President & CEO Option Care Health
•	Mike Shapiro, Chief Financial Officer Option Care Health
•	Joanna Gajuk, BofA Securities

JOANNA GAJUK: Option Care, the largest home infusion provider in the U.S. And today with us is John Rademacher, the President and CEO and also Mike Shapiro, CFO. So gentlemen I guess only a few days ago, you made a big announcement, a merger with Amedisys. So maybe first, you can just you know, very high level key, you know, main points that we should, you know, keep in mind when it comes to this merger before we jump into more detailed questions.

JOHN RADEMACHER: Great, well thanks Joanna. I'm thrilled to be here, excited to talk about the progress that we've made as Option Care Health but more importantly, the vision that we have as we see the businesses coming forward. Before we start certainly want to make certain that everyone understands we may be making some forward looking statements based on you know, our assumptions and expectations moving forward. There's risks inherent with that we ask and encourage you to go to our investor website to take a look at those risks and understand that in the safe harbor aspects of that. First and foremost, just want to hit on how excited we are of the progress that we've made as an organization. Lost in last week's news was really a strong quarter that the organization delivered, and our team continues to be focused around delivering high quality care at an appropriate cost in the setting in which patients want to receive that. And really great progress on all of the key initiatives that we have, and such an incredible foundation that we're building from so a lot of really strong momentum. The team continues to be focused around capturing market share, from that perspective, good execution within our procurement area and focus around the cost of goods as we move that and also really strong cash velocity as we looked at the way that our revenue cycle management team continues to execute and the concept of having and establishing a perfect claim from the moment we receive a referral. So really strong momentum in the first quarter, continued solid foundation that we're building from and I think that builds even more confidence in the announcement that we made and why we're excited about the opportunities that sit ahead of us as we think about combining with Amedisys, and creating a very unique platform to serve patients in the home or in an alternative infusion suite.

JOANNA GAJUK: So with this background, where you mentioned strong results in the home infusion business, so I guess the key question is, you know, why diversify away why not stay a pure home infusion kind of company?

JOHN RADEMACHER: Look, we've worked really hard to establish an incredibly solid foundation to build from and we've been talking for a while around the need to look broader around care as it's being delivered into the home and, you know, as we went through a lot of work coming out of the integration work that we did with BioScrip merger and started to push ourselves forward, we looked at five key trends and as an organization and also, you know in conversations with my board of directors, looked at five things that really are going to be trends that are going to influence and impact the way that care is delivered moving forward. First and foremost, scarcity of labor and clinical labor is with us and organizations that are well organized to capitalize on that, we think will be well positioned to continue to grow and succeed in the marketplace. The secondary is that payers are really starting to change their view around focusing around total cost of care whether you want to call that value based reimbursement or other models. We know that the reimbursement model will be changing over time and thinking about what we need to do to provide broader services with that. We believe the home is going to be an important center of care, and that the ability to have additional services and additional capabilities to wrap around the patient is going to be a mission critical success factor. We know that aging demographics continue to push more individuals to being Medicare eligible, and we know that a vast majority of them are choosing Medicare Advantage as being the platform and the program that they will utilize. And the good thing is we know that many of the patients that are on service today that have chronic conditions are polychronic. They have a multitude of needs, that they are working through not just the infusion, not just the infusion drug, but they have broad needs not only for infusion services, but other things that wrap around that. And so the ability that we have as an organization and where we think the power of this combination is to really address all five of those areas and being better positioned around a marketplace that's changing around a need that is developing and providing additional services while we're in the home in the preferred position that we have.

JOANNA GAJUK: Right. And then I guess, you know, thinking about the core of the Amedisys business, the home health, right and the rate cuts that are coming or there is one already happening this year, and then there's more you know, next year and into 2025. So, you know, what is the impetus to act on this now ahead of you know, knowing where these rates will shake out on the Medicare side for home health.

JOHN RADEMACHER: We do a lot of research heading into this. You know, one of the things we've heard is and you'll see it in the proxy, as it comes forward is we've been talking with Amedisys since last summer last fall, and thinking about what this combination will be. This isn't new news. And in many instances, folks have been anticipating some of the changes that are in there as we ran through our analysis both what we did internally and using experts that helped to inform us around the process. We think that we have built into the model an appropriate assessment of those types of changes. And we also believe that, as we're looking forward, that the marketplace is pretty much factored that into the price points and when we looked at the exchange ratio with the Amedisys, you know, transaction so, look, there's certainly a range that's in there. We are conservative by nature and the way that we approach it and we think that we've been appropriate and anticipating what a June and then ultimately, November announcement will be as we're thinking about that moving ahead.

JOANNA GAJUK: And I guess you mentioned you've been looking at this asset for some time and kind of seeing where it fits. So just curious, you know how this came about, where you're looking at different types of, you know, verticals in home care, you know, why did you decide to go with home health hospice platform, and also there's other options as in like, there's other platforms. So why Amedisys versus you know, some other platform?

JOHN RADEMACHER: We've been doing a lot of work with the strength of the business and with the focus around thinking about how we were going to evolve. We've been talking about opening the aperture for a while we've been talking about, what are there additional services that we can do when we're in the home and how can we think differently around a model that would be more effective in streamlining the way the care plans are delivered and utilizing critical resources in a more efficient way. And so, we've talked about and we announced a relationship with Amedisys going back to Operation Warp Speed and helping to deal with a public health emergency and thinking about how do we get the monoclonal antibodies into the marketplace and so that partnership, that relationship started at that, at that basis. We continued in conversations especially with hospital at home and, and things that were happening in the Contessa space. And so, you know, the orbits continued to circle and we saw a really important opportunity to work more closely and then to create something better as we looked at the capability sets of both organizations. And so we're really confident that as we're looking forward, all of the capabilities that exist there today, just put us in a better position to meet the needs and the changing needs as we look forward. And there's a lot of capabilities that we identified, and we called out on the call on Wednesday, that the ability to cover a broad spectrum of the care continuum, everything from what we can do with preventative care and focus around those chronic and medication and chronic management through a post-acute event. The hospital at home and SNF at home capabilities all the way to palliative whether it's curative or comfort to end of life. And having that broad of a spectrum and the ability to cover that much of the care continuum, we think helps to better position us as a partner of choice for payers. It positions us better to take a look at how to leverage and utilize the clinical capabilities of the broader organization. And I believe it creates a better outcome for patients that move across that continuum across their lifespan.

MIKE SHAPIRO: And one thing I'd add Joanna, specific to your question around why Amedisys within the space. As John I've shared, we spent an exceptional amount of our time looking at a number of assets, a number of opportunities for us to deploy shareholder capital. As we really dug into the home health space, and we really explored their track record both around their history of providing high quality results, unparalleled patient satisfaction in this space, and their quality and compliance track record. We found that to be truly differentiated in this space, and we thought that that was a very complementary cultural aspect, as we looked at building upon the platform that we've established.

JOANNA GAJUK: And in prior questions you’ve mentioned payer relationships and I guess shifting to different models, but I guess before we go there the other I guess headwind for home health is right the Medicare Advantage and how this is a negative mixture as that payer grows, and the membership grows much faster than the fee for service, so with this merger, is one of the one of the rationale here is that you're going to try to address it or you know, as a combined entity try to influence the MA contract with the home health side or is there maybe some benefits you see also on the infusion side on the flip side from having those two assets together?

JOHN RADEMACHER: Yes. As we look at it and the conversations that we've had, and until we could announce, they were limited in the format, but what we hear from the payer community is this focus around the total cost of care and trying to drive better clinical outcomes at a lower cost and aligning around that. We have in the conversations, and you've seen in some of the announcements that Amedisys has made, that they're starting to make some progress in getting better rates with certain payers that are more of a case rate and episodic as opposed to the fee per visit type of structure. And we think that there will be traction there. I go back to the first trend that I identified and that is access to clinical resources is going to be – there's a scarcity value there. And I think the better you can align around the needs of the payers, which is they want to get their members into these types of settings that provide high quality care and appropriate costs. The more we can make certain that we have a position at the table to have those conversations and to make certain that we're paid fair value for the value that we deliver. And that's going to be part of it. And I think having both the infusion as well as the home health capabilities and being able to look at how to rationalize the use of the clinical resources. And we know there's waste in the system. There are ways for us to become more efficient and effective in the way that we're addressing the needs of patients in the home. That's a benefit for the patient. That's a benefit for the payer. That's a benefit for us from a capacity standpoint and being able to leverage and utilize the model in new and more efficient ways. So I think across all of that there's an opportunity to really think differently in delivering care in the home in a much more comprehensive and a much more robust manner.

JOANNA GAJUK: And I guess what gives you confidence that the response from the plans from the commercial plans will be positive because obviously the traction for the home health has not been really great because even for Amedisys you mentioned they made some traction on these new contracts but it’s obviously been a very elongated process. So what gives confidence that you know now things will be different.

MIKE SHAPIRO: We've talked about this in other settings as well. No one's knocking on our door saying they wanted to give us more money in the infusion space either. I mean, we fight for every aspect of reimbursement to make certain that we're fairly paid from that standpoint, and we believe that there’s a compelling value proposition here to drive better outcomes for their members, for their patients. We know that in every conversation that we have at the health plans, and I'd say this is true for home health as well, is you know they're focused on making certain that they have appropriate prices, right, so scale is going to be important to make certain that we can drive operating efficiencies and we can price our products appropriately. The second thing they always look for is access. They need to make certain that – you can have a wonderfully low priced product but if you don't have any access, if you don't have the clinicians to be able to take those patients on to service, they're going to linger in the higher cost settings and so you have to make certain that access is part of that. The third thing is quality. And as Mike said, we believe with the Amedisys team, their focus around quality, their star ratings, independent accreditation bodies rank them high in their quality, and that's something that payers really want. We saw the impacts of some of the payers in Medicare Advantage who didn't get the star ratings, and who suffered some impacts because of that, so high star ratings is going to be very important. And the last thing is around patient satisfaction, member satisfaction, right? They've got to win their members on an annual basis in many of those instances. And so, our continued focus around those four dimensions and building programs that are in alignment with that, we think is right squarely aligned with the needs of the payers as they move forward. And those conversations can happen. I can tell you since the announcement on Wednesday, and the news getting into the marketplace, certainly we’ve had conversations, because we now can have more open conversations, with some of our key health systems and some of our key payer relationships. And I can tell you, they're all excited. They wanted to learn more. They wanted to hear more around what the capabilities will be. But there was positive response from those key customers that we have in helping to think differently around how to have a smooth transition of care out of the hospital, into the home and how to develop new programs that are aligned with the payers needs and we're encouraged by that initial feedback and know that there's going to be a lot of work post-close to continue those conversations moving forward.

JOANNA GAJUK: And I guess talking about payers, previously you mentioned value-based care, right and the shift, we obviously hearing from pretty much every single payer talking or payer and provider talking about this. So on that front you know what gives you confidence that you can do it right and you can coordinate all these different services you're going to have under one roof because obviously we know that our United optimists pretty much working on that but they have a dedicated payer to work with, the UnitedHealth one, so I guess you know, what gives you confidence that we can do it as well as them or maybe better?

MIKE SHAPIRO: I think the independence that we have allows us to have open conversations and strategic conversations with many of the payers in the marketplace. And not all payers are as endowed as United is with its capability set. It's the ability for us to have those conversations and to start thinking differently and then meeting the needs and building programs that are aligned with the specific plans, we think is an advantage and that independence allows us to do things and innovate with them through the process. So you know that aspect, we have a very productive relationship with the United today, even in the infusion space. They have captive capabilities that they there. We have very productive relationships with Aetna. And they have, you know, capability sets as well. And so, our ability to have that independence to continue to innovate, to continue to meet the needs, hear their voice, and respond quickly through that process and the agility that we've been able to demonstrate even in our existing model, we think will be an advantage for us to have those conversations and help to steer the way the market is going to go. We've had I think with many in the room we've had conversations, it's hard to really define value-based in a clear way, but we know it's evolving. We know total cost of care is something that is front and center that needs to be dealt with and having the ability to think more broadly, not just on the infusion event, but on the total patient care and being a bigger part of that care plan, we think allows us to have a stronger voice in that process in a better position in order to be part of the change that's coming

JOANNA GAJUK: And just wrapping it up because obviously we understand the long term strategic value and you know, where you're headed with this combination, but kind of trying to you know, put numerically some of the benefits or you know how the model will change after the merger is completed. You know, how should we think about the growth algorithm for this combined entity longer term?

MIKE SHAPIRO: Yeah, that's a great question. Look, first and foremost, the leadership team on the Option Care Health side has a track record of knowing how to integrate complex organizations in a manner where we can unlock shareholder value while preserving unparalleled patient care. In the last three and a half years, since tackling the BioScrip integration, you know, we've unlocked more than 130% in total shareholder return at a time where we brought together two different organizations with admittedly some challenges, inheriting the BioScrip platform. So, looking forward we get really excited not only with the capabilities on the Option Care Health side, but rolling up our sleeves with the leadership on the Amedisys side to really build a new platform. From an outlook as we’ve talked about, you know, unlocking $75 million in synergies, $50 million of cost side synergies and $25 million from incremental revenue and programs with payers and referral sources. And that would be by year three, that's not the end zone. That's not the finish line. That's an interim expectation as we draw the line out, we see a compelling financial proposition. We see this combined organization generating top line of high single digits, we see low double digit adjusted EBITDA earnings going forward, which would imply that you know, out of the gate will be in the neighborhood of 10% EBITDA margins, and we would expect to modestly accrete, so double digit earnings growth, compounding, and expanding the EBITDA margins over time. Draw a line out, you know, we're three years, three and a half years post BioScrip, if we were to draw the line out assuming we close the transaction later this year. In 2027, that implies we'll be generating north of $9 billion in revenue. Our profitability from an adjusted EBITDA perspective we estimate will be between 900 million and a billion dollars with a double digit EBITDA margin. And out of the gate from a cap structure perspective on a pro forma combined basis we are 2x leverage. So I think one of the other key headlines is the cash generation capabilities. I think by 2025, a couple of years getting into the integration, we would expect to be exceeding half a billion dollars of cash flow from operations. And given the capital efficiency of this platform, we think the ability down the road to deploy further capital in a shareholder friendly manner is incredibly compelling. So we're really excited about building on the track record of integration and delivering growth. And we think that that doesn't change with this combination by any means.

JOANNA GAJUK: Good to hear that. On synergy, can you give us a little more detail? In terms of the 75 million, the 50, the costs - can you kind of flesh out a little bit of what this entails? And maybe on the timing as well - when will we start seeing some benefits of that saving?

MIKE SHAPIRO: Yeah, we start getting that after day one. Even with the BioScrip transaction three and a half years ago, we never stopped driving, whether we call it acquisition-related synergy or whether we call it doing our jobs and driving cost efficiency in the business. Naturally, bringing two public companies together, you would expect things like public company costs, board expenses, public filing, audit, etc. But if we look more broadly across this enterprise, just the indirect spend pool alone, excluding the cost of the clinicians in providing care, there's $1.3 billion in SG&A. And so I think most folks know our track record of being relentless around focusing efficiencies while also making sure that we're investing to grow. I think most folks know where they would place their bets on the over under on delivering the $50 million dollars of cost synergies. We have a very high degree of confidence in that. I think what's more exciting or equally as exciting is the momentum that we see from the from the commercial strategies going forward, which we think complements that. From a cost side we think we'll start unlocking that in in the first year and build on that momentum from thereafter.

JOANNA GAJUK: The other piece is the 25 EBITDA on the revenue synergies. Can you give us a sense of the magnitude of these revenue synergies and what it actually entails? Is it the commercial contracting benefits? Is there cross selling? And is it more on the infusion side of home health side or is it equally spread out when it comes to these revenue synergies you would expect?

JOHN RADEMACHER: I’ll start and Mike certainly can add to it. We've looked at probably four key areas in which we do it - certainly making the commercial team more effective to capture demand in the marketplace and to make certain that we are well positioned there. We've talked before about reach and frequency and taking a look at where we are positioned on that. There are situations today where both organizations may have resources embedded within a facility. We may need two there or we may only need one, or we could redeploy to other opportunities in that marketplace. And so we'll be thoughtful around that commercial execution and looking for those opportunities for cross sell and upsell through that process. I'd say both in the opportunities that sit with the infusion side to potentially pull more patients onto infusion services that require that we'll focus there, but also in helping those discharge planners look for a one stop shop to be able to discharge a patient that may need home infusion services and home health services, and helping to coordinate that in a better way. I'd say the secondary is in the hospital at home and the focus around the Contessa platform and what exists there. A big portion of that cost in the spend there is on infusion products, which is why we've got a partnership with them and have really fostered that. So we'll look to capitalize there and drive some efficiencies and effectiveness as they're thinking about that program and how to effectively utilize it. And that that builds into SNF at home, as well as the hospital at home program. The third area is things that are necessary to wrap around the patients in the chronics to provide a better care coordination, to be able to provide additional services while we're in the home and think differently around not just the infusion event, but the spacing between those infusion events to drive better clinical outcomes. The last area is, look this creates an incredibly strong platform in order for new products to enter the marketplace. So new therapeutical categories, we've talked and folks are very familiar with what's going on with some of the Alzheimer's therapies and what may come there. We’ve been very conservative around our approach and we need to have a clear understanding of the path to payment and how that would be reimbursed through the process, but you would have a platform that would allow you to really capitalize on the footprint, the community-based service model and be a partner of choice if there's a clear path of payment and that would move forward. So, this platform just gives us a tremendous opportunity to participate different in the marketplace. If those events were to start to happen. That's not the only reason but it's an additive benefit of a stronger platform and more capability sets that are required to have a comprehensive solution.

JOANNA GAJUK: I have a few minutes left. So just coming back all the way to your introductory comments about the home infusion business obviously, we didn't have to spend that much time on the call on Wednesday talking about the quarter. And you mentioned it was strong, you know, came in better. So maybe just two questions there because in terms of the topics during the conferences around the utilization and labor, so in terms of the volume sounds like things were tracking there well, so maybe can you flush into chronic versus acute and also specifically for under acute care business? We heard all the hospitals are seeing, you know, very favorable trends in volumes in Q1 and also into Q2 so kind of can you talk about that, you know trends in your business?

MIKE SHAPIRO: We'd love to talk about the first quarter, Joanna. Look, we’re really proud and as John mentioned, the momentum coming out of the first quarter we feel really good. It was balanced execution across the board. We see continued strength in our acute portfolio as we've become and continue to be that dependable partner of choice to health systems transitioning patients out of the hospital. With some of the competitive dynamics from earlier in 2022, we've continued to capitalize on those opportunities. And we saw robust growth in the acute portfolio which we've been very candid we see longer term growing in the low single digits we delivered mid single digit performance and that's some of our higher gross margin profile therapies. At the same time, we continue to be a good collaboration partner on the chronic side. And so we're really excited about the balanced top line results that we've delivered and as we skew more towards chronic again, that's more of a predictable and stable revenue base, which also helps to flatten out our years more than if for those of you that have been following home infusion, rewind a few years, you typically saw a little bit more of a depressed start to the year driven by the acute side. Equally as exciting, look, our procurement team is the best in the industry. We continue to fight for every basis point on the therapy margin side. And we have reached new highs in our penetration of our ambulatory infusion centers which we continue to aggressively expand. We exited the first quarter with over 26% of our nursing events occurring in one of our centers. That was in the high teens a couple of years ago before we really started that concerted effort. Not only does that help us from a clinical labor capacity perspective, but it helps us drive margin improvement because we're driving better utilization of that costly clinical labor component. And down below, you know our focus on spending leverage back to my earlier comments continues to be relentless. We continue to deploy automation and technology in our revenue cycle side which has led to the highest cash velocity we've reported internally, as well as driving better labor efficiency within our indirect labor investments. So just really excited about that momentum, we’re north of 9% EBITDA margin in the first quarter, and equally as important, we generated approximately $90 million dollars in cash flow from operations and actually increased our cash balances despite deploying $75 million dollars for a share repurchase from Walgreens. So just really excited at the strength of the first quarter and the momentum of carrying that into the back half of the year.

JOHN RADEMACHER: The only other thing I would add to that is we also announced Naven Health, and that was a combination of Infinity Infusion Nursing and Specialty Pharmacy Nursing Network to create Naven Health. It's focused around making certain that we have access to the clinical resources that are necessary. So, really great progress from that standpoint. Net new so the number of new nurses that we have available increased over the quarter. We expect as this moves forward, we'll continue to see that progress. And remember, that focus originally was on Infusion Nursing on that we created Naven Health because it will also give us the opportunity to expand as we're looking at a broader need for home health and hospice into that process to be able to utilize that engine to help support the growth of the business as we move forward, so excited about the potential that brings us as well.

JOANNA GAJUK: I think that's all the time we have. But I’m glad you mentioned Naven because it was on my list too, which is exciting. But thank you gentleman.

JOHN RADEMACHER: Thank you, everyone.

No Offer or Solicitation

This communication relates to the proposed merger (the “proposed transaction”) between Option Care Health, Inc. (“Option Care Health”) and Amedisys, Inc. (“Amedisys”). This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, Option Care Health and Amedisys will file relevant materials with the United States Securities and Exchange Commission (the “SEC”), including an Option Care Health registration statement on Form S-4 that will include a joint proxy statement of Option Care Health and Amedisys that also constitutes a prospectus of Option Care Health, and a definitive joint proxy statement/prospectus will be mailed to stockholders of Option Care Health and Amedisys. INVESTORS AND SECURITY HOLDERS OF OPTION CARE HEALTH AND Amedisys ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Option Care Health or Amedisys through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Option Care Health will be available free of charge on Option Care Health’s internet website at https://investors.optioncarehealth.com or by contacting Option Care Health’s investor relations department at investor.relations@optioncare.com. Copies of the documents filed with the SEC by Amedisys will be available free of charge on Amedisys’ internet website at https://investors.amedisys.com or by contacting Amedisys’ investor relations department at IR@amedisys.com.

Certain Information Regarding Participants

Option Care Health, Amedisys and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Option Care Health is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 7, 2023. Information about the directors and executive officers of Amedisys is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 27, 2023. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from the investor relations departments at Option Care Health or Amedisys as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include projections as to the anticipated benefits of the proposed transaction as well as statements regarding the impact of the proposed transaction on Option Care Health’s and Amedisys’ business and future financial and operating results, the amount and timing of synergies from the proposed transaction and the closing date for the proposed transaction.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on management’s current beliefs, expectations and assumptions regarding the future of Option Care Health’s and Amedisys’ business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of Option Care Health’s and Amedisys’ control. Option Care Health’s, Amedisys’ and the combined company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements as a result of various factors. These factors include, among other things, (1) the termination of or occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the inability to complete the proposed transaction on the anticipated terms and timetable, (2) the inability to complete the proposed transaction due to the failure to obtain approval of the stockholders of Option Care Health or Amedisys or to satisfy any other condition to closing in a timely manner or at all, or the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated, (3) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, the ability of the combined company to maintain relationships with its patients, payers and providers and retain its management and key employees, (4) the ability of the combined company to achieve the synergies contemplated by the proposed transaction or such synergies taking longer to realize than expected, (5) costs related to the proposed transaction, (6) the ability of the combined company to execute successfully its strategic plans, (7) the ability of the combined company to promptly and effectively integrate the Option Care Health and Amedisys businesses and (8) the diversion of management’s time and attention from ordinary course business operations to completion of the proposed transaction and integration matters. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included elsewhere. Additional information concerning risks, uncertainties and assumptions can be found in Option Care Health’s and Amedisys’ respective filings with the SEC, including the risk factors discussed in Option Care Health’s and Amedisys’ most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

It should also be noted that prospective financial information for the combined businesses of Option Care Health and Amedisys is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. This prospective financial information should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective financial information is indicative of the future performance of the combined company or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this communication should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Amedisys and Option Care Health.

Any forward-looking statement made in this communication is based only on information currently available to Option Care Health and Amedisys and speaks only as of the date on which it is made. Option Care Health and Amedisys undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. You are cautioned not to rely on Option Care Health’s and Amedisys’ forward-looking statements.

Note Regarding Use of Non-GAAP Financial Measures

In addition to the financial measures presented in accordance with U.S. generally accepted accounting principles (“GAAP”), this communication includes certain non-GAAP financial measures, such as Adjusted EBITDA. Option Care Health and Amedisys believe Adjusted EBITDA provides useful supplemental information regarding the performance of their business operations and facilitates comparisons to their historical operating results. Adjusted EBITDA should not be used in isolation or as a substitute or alternative to net income, operating income or any other performance measure derived in accordance with GAAP, or as a substitute or alternative to cash flow from operating activities or a measure of liquidity. In addition, Option Care Health’s and Amedisys’ definition of Adjusted EBITDA may not be comparable to similarly titled non-GAAP financial measures reported by other companies. For a definition of Adjusted EBITDA and a full reconciliation of Adjusted EBITDA to the most comparable GAAP financial measure, please see Option Care Health's Current Report on Form 8-K filed with the SEC on February 23, 2023 and Amedisys' Current Report on Form 8-K filed with the SEC on February 15, 2023. Adjusted EBITDA for Amedisys as disclosed herein adds back stock-based compensation of $17 million for full year 2022.

This communication also includes certain financial measures for the combined company. These measures are provided for illustrative purposes, are based on an arithmetic sum of the relevant historical financial measures of Option Care Health and Amedisys and do not reflect pro forma adjustments. These measures do not reflect what the combined company’s financial condition or results of operations would have been had the proposed transaction occurred on or prior to the dates indicated. The combined company’s actual financial position and results of operations may differ significantly from the amounts reflected herein due to a variety of factors.